Exhibit 99.1

Quhuo Reports Unaudited Financial Results for the Second Half and

Full Year 2023

BEIJING, China, April 3, 2024 (PRNewswire) -- Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading gig economy platform focusing on local life services in China, today reported its unaudited financial results for the six months and full year ended December 31, 2023.

Financial and Operational Highlights for the Second Half of 2023

•	Revenues from vehicle export solutions that were launched in May 2023 were RMB142.5 million (US$20.1 million), accounting for 81.3% of revenues from mobility solution services, driving a 239.6% year-over-year increase in the latter's revenue.

•	Net income was RMB11.7 million (US$1.6 million), representing a year-over-year increase of 15.0% from RMB10.2 million.

•	General and administrative expense was RMB102.7 million (US$14.5 million), representing a year-over-year decrease of 9.9% from RMB114.1 million.

•	Quhuo International has shipped over 1,700 units of vehicles under its vehicle export solutions.

Financial and Operational Highlights for Full Year 2023

•	Revenues from vehicle export solutions that were launched in May 2023 were RMB154.5 million (US$21.8 million), accounting for 66.1% of revenues from mobility solution services, driving a year-over-year increase of 116.4% in the latter's revenue.

•	Net income was RMB6.0 million (US$0.8 million) in 2023, compared with net loss of RMB16.4 million in 2022.

•	Adjusted net income was RMB5.5 million (US$0.8 million), representing a year-over-year increase of 64.7% from RMB3.3 million.

•	General and administrative expense was RMB184.3 million (US$26.0 million), representing a year-over-year decrease of 13.7% from RMB213.6 million.

•	Quhuo International has signed service contracts for over 3,000 units of vehicles under its vehicle export solutions, of which over 1,900 units have been shipped.

Mr. Leslie Yu, Quhuo’s Chairman and Chief Executive Officer, said, “We are pleased to close out fiscal year 2023 with strong financial and operational results. As of the end of 2023, we have achieved positive EBITDA for four consecutive half years, which is a remarkable accomplishment. It signifies the company's consistent profitability over the past two years, demonstrating a stable and sound operational performance.”

“In 2023, we strategically pursued a second growth curve for our business by expanding into new avenues through vehicle export solutions and SaaS+ services , following our strategy to enhance profitability following revenue growth initiated in the fiscal year 2021. Our successful export of approximately 1,900 units of new energy vehicles and electric mopeds from China, generating revenue of RMB154.5 million, underscores the growth potential of our new business ventures. Furthermore, we have empowered local service providers through SaaS+ services, resulting in favorable transformational outcomes. The gross profit of housekeeping and accommodation solutions and other services achieved a significant increase leveraging SaaS+. In the future, we anticipate forming large-scale partnerships with new customers and expanding service coverage to a wider business area, bringing more business growth to the Company through SaaS+ services.”

“With a firm belief in the immense opportunities presented by global markets, we are dedicated to seizing these prospects for growth and advancement. Coupled with over a decade of experience in internet operation and technology as well as outstanding last-mile delivery capability achieved through flexible labor practices by Quhuo, the Company will leverage China’s superior capabilities and industry clusters in new energy vehicle manufacturing to adapt to the vast overseas market. By capitalizing on our core strengths and fostering strong collaborations, we aim to penetrate untapped markets, strengthen our global footprint, capture emerging opportunities, and drive sustained success in the years ahead.”

Unaudited Financial Results of the Second Half of 2023

Total revenues were RMB1,966.1 million (US$276.9 million), compared with total revenues of RMB1,956.6 million in the second half of 2022.

•	Revenues from on-demand food delivery solutions were RMB1,763.2 million (US$248.3 million), representing a decrease of 6.0% from RMB1,874.9 million in the second half of 2022, primarily because we enjoyed more preferential policies during the second half of 2022 amid the COVID-19 pandemic, which was significantly reduced in the six months ended December 31, 2023 following the relief of the pandemic.

•	Revenues from mobility service solutions, consisting of shared-bike maintenance, ride-hailing, vehicle export solutions and freight service solutions, were RMB175.3 million (US$24.7 million), representing an increase of 239.6% from RMB51.6 million in the second half of 2022, primarily due to the success of vehicle export solutions, which generated revenue of RMB 142.5 million (US$20.1 million).

•	Revenues from housekeeping and accommodation solutions and other services were RMB27.5 million (US$3.9 million), representing a decrease of 8.3% from RMB30.0 million in the second half of 2022, primarily due to the transition of business model in hotel service.

The cost of revenues was RMB1,866.3 million (US$262.9 million), representing a year-over-year increase of 3.8%, primarily in line with the increase in our total revenues.

General and administrative expenses were RMB102.7 million (US$14.5 million), representing a decrease of 9.9% from RMB114.1 million in the second half of 2022, primarily due to the improvement in company management efficiency and the decrease in share-based compensation expenses from RMB7.3 million in the second half of 2022 to RMB(4.3) million (US$(0.6) million) in the second half of 2023.

Research and development expenses were RMB5.7 million (US$0.8 million), representing an increase of 6.6% from RMB5.4 million in the second half of 2022, primarily due to the increase in investment in SaaS+ technology.

We recorded other income, net, of RMB10.7 million (US$1.5 million), compared to other loss, net, of RMB17.8 million in the second half of 2022, primarily due to the fluctuation in the fair value of our investment in a mutual fund.

Income tax expense was RMB1.5 million (US$0.2 million), as compared to income tax expense of RMB14.3 million in the second half of 2022, primarily due to the lower estimated annual effective tax rate for the second half of 2023.

Net income attributable to Quhuo Limited was RMB13.0 million (US$1.8 million), compared with net income attributable to Quhuo Limited of RMB11.8million in the second half of 2022.

Adjusted EBITDA was RMB24.1 million (US$3.4 million), compared with adjusted EBITDA of RMB47.8 million in the second half of 2022.

Adjusted net income was RMB7.4 million (US$1.0 million), compared to the adjusted net income of RMB17.4 million in the second half of 2022.

Unaudited Financial Results of Full Year 2023

Total revenues were RMB3,702.4 million (US$521.5 million), compared with total revenues of RMB3,820.4 million in 2022.

•	Revenues from on-demand food delivery solutions were RMB3,412.8 million (US$480.7 million), representing a decrease of 6.2% from RMB3,638.7 million in 2022, primarily because we enjoyed more preferential policies during 2022 amid the COVID-19 pandemic, which was significantly reduced in 2023 following the relief of the pandemic.

•	Revenues from mobility service solutions were RMB233.8 million (US$32.9 million), representing an increase of 116.4% from RMB108.1 million in 2022, primarily due to the success of vehicle export solutions, and we exported around 1,900 units of new energy vehicles and electric mopeds from China and generated revenue of RMB 154.5 million (US$21.8 million) in 2023.

•	Revenues from housekeeping and accommodation solutions and other services were RMB55.7 million (US$7.9 million), representing a decrease of 24.2% from RMB73.6 million in 2022, primarily due to the transition of business model in hotel service.

Cost of revenues was RMB3,535.8 million (US$498.0 million), which remained relatively stable as compared to the cost of revenues in 2022.

General and administrative expenses were RMB184.3 million (US$26.0 million) in 2023, representing a decrease of 13.7% from RMB213.6 million in 2022, primarily due to the decrease in share-based compensation expenses from RMB19.8 million in 2022 to RMB(0.5) million (US$(0.07) million) in 2023.

Research and development expenses remained relatively stable at RMB12.4 million (US$1.7 million) in 2023 and RMB12.5 million in 2022.

Other income, net was RMB16.7 million (US$2.4 million) in 2023, as compared to other loss, net of RMB26.1 million in 2022, primarily due to the fluctuation in the fair value of our investment in a mutual fund.

Income tax benefit was RMB0.9 million (US$0.1 million) in 2023, as compared to income tax expense of RMB21.0 million in 2022, primarily due to the lower estimated annual effective tax rate for the year of 2023, and the increase in deferred tax asset benefit.

Net income attributable to Quhuo Limited was RMB3.3 million (US$0.5 million) in 2023, as compared to net loss attributable to Quhuo Limited of RMB13.1 million in 2022.

Adjusted EBITDA was RMB35.2 million (US$5.0 million) in 2023, as compared to adjusted EBITDA of RMB58.6 million in 2022.

Adjusted net income was RMB5.5 million (US$0.8 million) in 2023, as compared to adjusted net income of RMB3.3 million in 2022.

(1)	See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of December 31, 2023, the Company had cash, short-term investments and restricted cash of RMB114.8 million (US$16.2 million) and short-term debt of RMB92.7 million (US$13.1 million).

CONFERENCE CALL

Quhuo will hold a conference call on Wednesday, April 3, 2024 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Dial-in details for the earnings conference call are as follows:

PARTICIPANT DIAL IN (TOLL FREE):	1-888-346-8982
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-902-4272
Hong Kong Toll Free:	800-905945
Hong Kong-Local Toll:	852-301-84992
Mainland China Toll Free:	4001-201203
Conference ID:	QUHUO

Please dial in ten minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the conference call may be accessed by phone at the following numbers until April 10, 2024:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Access Code:	8059541

Additionally, a live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.quhuo.cn/.

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income/loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net income/loss represents net income/loss before share-based compensation expenses. Adjusted EBITDA represents adjusted net income/loss before income tax benefit/expense, amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other performance measures or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net income/loss to adjusted net income and adjusted EBITDA, respectively.

	For the Six Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Net income/(loss)	10,172	11,698	1,647	(16,414)	6,008	846
Add: Share-based Compensation	7,259	(4,348)	(612)	19,762	(495)	(70)

Adjusted net income	17,431	7,350	1,035	3,348	5,513	776

Add: Income tax expense/(benefit)	14,319	1,468	207	21,002	(927)	(131)
Depreciation	3,715	2,389	336	7,513	5,316	749
Amortization	10,431	10,302	1,451	21,094	20,430	2,878
Interest	1,897	2,559	360	5,683	4,882	688

Adjusted EBITDA	47,793	24,068	3,389	58,640	35,214	4,960

EXCHANGE RATE INFORMATION

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for readers’ convenience. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the rate in effect as of December 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) ("Quhuo" or the "Company") is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

E-mail: ir@meishisong.cn

QUHUO LIMITED

 UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	95,444	45,185	6,364
Restricted cash	5,579	1,271	179
Short-term investments	64,355	68,378	9,631
Accounts receivable, net	495,046	475,992	67,042
Prepayments and other current assets	54,921	108,354	15,261
Amounts due from related parties	3,876	253	36
Total current assets	719,221	699,433	98,513

Property and equipment, net	11,450	14,635	2,061
Right-of-use assets, net	5,562	6,217	876
Intangible assets, net	101,603	82,818	11,665
Goodwill	65,481	65,481	9,223
Deferred tax assets	12,000	21,968	3,094
Other non-current assets	140,300	141,384	19,914
Total non-current assets	336,396	332,503	46,833

Total assets	1,055,617	1,031,936	145,346

liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payables	293,281	254,099	35,789
Accrued expenses and other current liabilities	125,949	108,132	15,230
Short-term debt	65,434	92,653	13,050
Short-term lease liabilities	3,276	3,906	550
Total current liabilities	487,940	458,790	64,619

Long-term debt	1,303	7,533	1,061
Long-term lease liabilities	1,103	1,434	202
Deferred tax liabilities	814	4,689	660
Other non-current liabilities	66,880	54,212	7,636
Total non-current liabilities	70,100	67,868	9,559

Total liabilities	558,040	526,658	74,178

QUHUO LIMITED

 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023
	(RMB)	(RMB)	(US$)
Shareholders’ equity
Ordinary shares	43	43	6
Additional paid-in capital	1,885,637	1,885,142	265,517
Accumulated deficit	(1,379,864)	(1,376,530)	(193,880)
Accumulated other comprehensive income	(4,654)	(2,466)	(347)
Total Quhuo Limited shareholders’ equity	501,162	506,189	71,296
Non-controlling interests	(3,585)	(911)	(128)
Total shareholders’ equity	497,577	505,278	71,168

Total liabilities and shareholders’ equity	1,055,617	1,031,936	145,346

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Six Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Revenues	1,956,583	1,966,070	276,915	3,820,378	3,702,387	521,470
Cost of revenues	(1,797,823)	(1,866,263)	(262,858)	(3,567,690)	(3,535,778)	(498,004)
General and administrative	(114,067)	(102,725)	(14,469)	(213,592)	(184,336)	(25,963)
Research and development	(5,379)	(5,733)	(807)	(12,540)	(12,378)	(1,743)
Gain on disposal of assets, net	9,243	13,401	1,887	13,975	22,317	3,143
Goodwill impairment	(4,882)	-	-	(4,882)	-	-

Operating income/(loss)	43,675	4,750	668	35,649	(7,788)	(1,097)

Interest income	499	305	43	690	1,047	147
Interest expense	(1,897)	(2,559)	(360)	(5,683)	(4,882)	(688)
Other (loss)/income, net	(17,786)	10,670	1,503	(26,068)	16,704	2,353
Loss before income tax	24,491	13,166	1,854	4,588	5,081	715
Income tax (expense)/benefit	(14,319)	(1,468)	(207)	(21,002)	927	131
Net income/(loss)	10,172	11,698	1,647	(16,414)	6,008	846

Net loss/(income) attributable to non-controlling interests	1,651	1,284	181	3,284	(2,674)	(377)
Net income/(loss) attributable to ordinary shareholders of the Quhuo limited	11,823	12,982	1,828	(13,130)	3,334	469

Non-GAAP Financial Data
Adjusted net income	17,431	7,350	1,035	3,348	5,513	776
Adjusted EBITDA	47,793	24,068	3,389	58,640	35,214	4,960

Earnings/(loss) per share for class A and class B ordinary shares
Basic	0.21	0.23	0.03	(0.23)	0.06	0.01
Diluted	0.20	0.23	0.03	(0.23)	0.06	0.01
Shares used in earnings/(loss) per share computation:
Basic	56,168,787	55,855,737	55,855,737	56,007,723	55,534,919	55,534,919
Diluted	59,123,432	55,855,737	55,855,737	56,007,723	55,534,919	55,534,919